# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYERSON HOLDING CORPORATION, CIK 0001481582
CUSIP: 783754104
Title of class of securities: Common Stock, $0.01 par value, 100,000,000 shares authorized
Address of issuer's principal executive offices: 227 W. Monroe St., 27th Floor, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001023875-25-000007
Filed by CIK 0001023875

## Reporting persons
- Franklin Mutual Advisers, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 2,668,470; shared voting power 0; sole dispositive power 2,829,535; shared dispositive power 0; aggregate amount beneficially owned 2,829,535 (8.9% of the class)

## Item 1. Issuer
Name of issuer: RYERSON HOLDING CORPORATION
Address of issuer's principal executive offices: 227 W. Monroe St., 27th Floor, Chicago, IL 60606

## Item 2. Person Filing
Name of person filing: Franklin Mutual Advisers, LLC
Address of principal business office or, if none, residence:
101 John F. Kennedy Parkway
Short Hills, NJ 07078-2789
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 2,829,535
Percent of class: 8.9%
Sole power to vote or to direct the vote: Franklin Mutual Advisers, LLC: 2,668,470
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Franklin Mutual Advisers, LLC: 2,829,535
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The clients of Franklin Mutual Advisers, LLC, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein.

Franklin Small Cap Value Fund, a series of Franklin Value Investors Trust, an investment company registered under the Investment Company Act of 1940, has an interest in 1,777,173 shares, or 5.6%, of the class of securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A: Acknowledgment pursuant to Rule 13d-1(b)(1)(iii)
Exhibit B: Item 4 Ownership

Exhibit A: Acknowledgment pursuant to Rule 13d-1(b)(1)(iii)

Franklin Value Investors Trust on behalf of Franklin Small Cap Value Fund
By: /s/ALISON E. BAUR
Vice President and Assistant Secretary of Franklin Value Investors Trust

Exhibit B: Item 4 Ownership
The securities reported herein are beneficially owned by one or more open end investment companies or other managed accounts that are investment management clients of Franklin Mutual Advisers, LLC ("FMA"), an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). When an investment management contract (including a sub advisory agreement) delegates to FMA investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, FRI treats FMA as having sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, FMA reports on Schedule 13G that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement, unless otherwise noted in this Item 4. As a result for purposes of Rule 13d-3 under the Act, FMA may be deemed to be the beneficial owner of the securities reported in this Schedule 13G.
Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA's parent holding company) and from all other investment management subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, "FRI affiliates"). Furthermore, internal policies and procedures of FMA and FRI affiliates establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.
Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") may each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI (see FRI's Proxy Statement-Stock Ownership of Certain Beneficial Owners). However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI affiliates, beneficial ownership of the securities reported by FMA is not attributed to the Principal Shareholders. FMA disclaims any pecuniary interest in any of the securities reported in this Schedule 13G. In addition, the filing of this Schedule 13G on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of such securities.
Furthermore, FMA believes that it is not a "group" with FRI affiliates, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them is otherwise required to attribute to any other the beneficial ownership of the securities held by such person or by any persons or entities for whom or for which FMA or the FRI affiliates provide investment management services.

## Signatures
- Franklin Mutual Advisers, LLC: /s/THOMAS C. MANDIA, Thomas C. Mandia. Assistant Secretary of Franklin Mutual Advisers, LLC (05/05/2025)